Exhibit 12.07

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$73,333	$65,703
Interest applicable to rentals	1,863	1,964

Total fixed charges, as defined	$75,196	$67,667

Earnings, as defined:

Net Income	$106,753	$164,009
Add:
Provision for income taxes	32,918	(170,605)
Fixed charges as above	75,196	67,667

Total earnings, as defined	$214,867	$61,071

Ratio of earnings to fixed charges, as defined	2.86	0.90